SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                             FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                 Commission File Number 001-13298

                   ZEIGLER COAL HOLDING COMPANY
      (Exact name of registrant as specified in its charter)

                          50 Jerome Lane
                 Fairview Heights, Illinois 62208
                          (618) 394-2400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Common Stock, par value of $.01 per share
     (Title of each class of securities covered by this Form)

                               None
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i) [X]       Rule 12h-3(b)(1)(ii)[ ]
            Rule 12g-4(a)(1)(ii)[ ]       Rule 12h-3(b)(2)(i) [ ]
            Rule 12g-4(a)(2)(i) [ ]       Rule 12h-3(b)(2)(ii)[ ]
            Rule 12g-4(a)(2)(ii)[ ]       Rule 15d-6          [ ]
            Rule 12h-3(b)(1)(i) [ ]

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Zeigler Coal Holding Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 4, 1998                By: /s/John Baum
                                            John Baum
                                            Chief Financial Officer